

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Kelly Kirchhoff
Chief Executive Officer
Jangit Enterprises, Inc.
64175 620th Street
Atlantic, IA 50022

      Re: Jangit Enterprises, Inc.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed on August 30, 2021
          File No. 333-254934

Dear Mr. Kirchhoff:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2021 letter.

Amendment No. 2 of Registration Statement on Form S-1

Risk Factors
If we are unable to continue as a going concern, our securities will have little or no value. . ., page 14

1.   We note the revised disclosure on page 26 in response to prior comment 4 that your product will be able to be completed with an infusion of $3,000,000. Please disclose that the maximum proceeds from this offering will not be sufficient to complete development of a commercial product and that you will need to obtain at least $1 million of additional financing. This disclosure should also highlight that as this is a "best efforts" offering there is no assurance that the company will receive any proceeds from the offering. Please similarly revise your Liquidity and Capital Resources disclosure in MD&A.

Use of Proceeds, page 17

2. Please reconcile for us your disclosure that you will need a $3,000,000 infusion to complete your product with your Use of Proceeds disclosure. In this regard, we note that $1,162,000 of proceeds if 100% of primary offering shares are sold will be used for inventory and product development and that at a minimum the company needs $450,000 gross proceeds to implement its business plan and support operations over the next twelve months. Revise to describe what implementing your business plan entails.

Security Ownership of Certain Beneficial Owners and Management, page 34

3. You indicate in footnote (3) to the beneficial ownership table that Digital Research Solutions, Inc. plans to distribute its shares in Jangit to its shareholders. Please tell us whether this registration statement is registering the distribution of 1.5 million Jangit shares by Digital Research Solutions to Digital Research Solutions' shareholders. If so, revise your disclosure throughout to disclose the nature of the offering of the 1.5 million shares by Digital Research Solutions.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Callie Tempest Jones, Esq.